Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.

Suite 680-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

August 25, 2010

Item 3

News Release

The news release was disseminated on August 25, 2010 by way of Marketwire.

Item 4

Summary of Material Change

Drilling at San Antonio Confirms Gold in the Intermediate Zone, first 25 drill hole results from San Antonio drill program are announced.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announces results from the first 25 drill holes of the 40,000 meter drill program that is underway at its San Antonio Gold Project located in Baja California Sur, Mexico. Drilling to date has been done with two drill rigs, one Reverse Circulation drill and one Diamond Drill, and has focused on three primary objectives.

The current drill map for this program can be viewed on the Company’s website.

First, drilling within the Los Planes Zone where most of the known resource exists is designed to enhance and reclassify the known mineral resource. Many of these drill holes were recommended by AMEC in a recently completed 43-101 Technical Report (see press release dated August 10, 2010 and August 11, 2010). Initial results from this area are as follows:

Los Planes - Main Zone, 2010, RC-drilling results
Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-186	2,639,933	50.90	61.57	10.67	0.21
and		73.76	95.10	21.34	2.81
and		101.19	145.39	44.20	0.98

10PLRC-184	2,639,925	90.53	121.01	30.48	0.76
and		134.72	139.29	4.57	0.42
and		148.44	162.15	13.72	0.83

10PLRC-182	2,639,812	50.90	58.52	7.62	0.82
and		81.38	87.48	6.10	0.27
and		104.24	192.63	88.39	0.68
and		204.83	236.83	32.00	1.03

10PLRC-189	2,639,785	73.76	111.86	38.10	1.13

10PLRC-196	2,639,750	11.28	29.57	18.29	0.64
		53.95	87.48	33.53	0.79
		107.29	178.92	71.63	0.79

10PLRC-192	2,639,735	12.80	17.37	4.57	0.61
		26.52	40.23	13.72	0.70
		87.48	111.86	24.38	1.33

10PLRC-204	2,639,705	37.19	78.33	41.15	1.43

10PLRC-198	2,639,700	23.47	178.92	155.45	1.09

10PLRC-170	2,639,350	14.33	26.52	12.19	1.15
and		50.90	69.19	18.29	0.60

10PLRC-169	2,639,350	70.71	73.76	3.05	0.45
and		98.15	122.53	24.38	0.87
and		127.10	131.67	4.57	0.32

10PLRC-202	2,639,670	178.92	185.01	6.10	0.41
and		191.11	258.17	67.06	0.70
and		262.74	281.03	18.29	0.87

10PLRC-206	2,639,585	6.71	23.47	16.76	0.46
and		31.09	49.38	18.29	1.01
and		55.47	69.19	13.72	0.68

10PLRC-203	2,639,570	85.95	133.20	47.24	1.49

10PLRC-207	2,693,560	11.28	17.37	6.10	1.22
and		37.19	50.90	13.72	1.39
and		90.53	95.10	4.57	0.56

10PLRC-171	2,639,300	28.04	31.09	3.05	0.51
and		101.19	110.34	9.14	1.05

Second, within the Intermediate Zone (south along strike of Los Planes); drilling has intersected the continuation of gold mineralization with significant intercepts. These drill results are significant in that they have the potential to add new ounces of gold to the existing mineral resource. The Intermediate Zone is a 600 metre long portion of mineralized trend between Los Planes and Las Colinas, which is defined by post mineral cross-faults that are now recognized to offset the Los Planes mineralization to the north and Las Colinas to the south. The Intermediate Zone had seen only limited testing prior to the current drill phase. There is now sufficient testing to confirm that gold mineralization was originally emplaced in a continuous trend of at least 2000 metres strike length from Los Planes through Intermediate to the Las Colinas zones. Additional drill testing of the Intermediate Zone will continue along the full 600 meters previously untested. Initial drill results for this area are as follows:

Intermediate Zone, 2010, RC-drilling results
Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-172	2,639,200	76.81	87.48	10.67	1.56
and		140.82	185.01	44.20	1.16

10PLRC-175	2,639,150	60.05	113.39	53.34	1.18

10PLRC-176	2,639,138	95.10	139.29	44.20	0.99

10PLRC-177	2,639,137	142.34	178.92	36.58	2.73

10PLRC-181	2,639,099	24.99	31.09	6.10	0.26
and		53.95	64.62	10.67	0.49

10PLRC-180-A	2,638,953	81.38	84.43	3.05	0.55

10PLRC-174	2,638,900	136.25	181.97	45.72	0.60

10PLRC-173	2,638,900	114.91	128.63	13.72	0.77

10PLRC-178	2,638,850	79.86	89.00	9.14	0.57
and		104.24	140.82	36.58	0.50

Third, further south along strike of the Intermediate Zone is the Las Colinas Zone. Initial drilling here has and will continue to focus on in-fill and expanding the known gold mineralization. The initial drill hole for this area is as follows:

Las Colinas-South Zone, 2010, RC-drilling results
Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLRC-179	2,638,742	87.48	90.53	3.05	0.49

Collectively, these three zones (Los Planes-Main, Intermediate and Las Colinas-South) which are at least 2000 metres in strike length are now recognized as one discrete and continuous horizon of gold mineralization. Drilling will continue in the coming months for these zones as part of the Company’s effort to attempt to fill in and enhance the known gold resource.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release.  He further comments, “confirming the Intermediate Zone as a 600 metre long addition to the Los Planes trend represents significant potential to expand the gold resource for this portion of the project, and should enhance the base case economics outlined in the recent PA for the existing Los Planes and Las Colinas zones.”

Gary Freeman, President and CEO comments, “the Company is obviously pleased with the expansion at the Planes and Intermediate Zones at San Antonio, We look forward to the continued drill testing at San Antonio.”

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. (“AMEC”) completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex’s laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company’s website to see a complete collar table for the San Antonio project.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding preliminary drill results for the Company’s San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, , potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS MATERIAL CHANGE REPORT IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS MATERIAL CHANGE REPORT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

August 25, 2010